

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Ralph Lauren
Chief Executive Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

      Re: **Polo Ralph Lauren Corporation**
              Form 10-K for Fiscal Year Ended
              April 3, 2010
              Filed June 2, 2010
              File No. 001-13057

Dear Mr. Lauren:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant